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                       [LETTERHEAD OF WILLIAM R. BLACK]



                               October 10, 1997


Ms. Goldie Walker
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, DC 20549

     RE:  DELAYING AMENDMENT, REGISTRATION STATEMENT ON FORM S-3,
          FILE NO. 333-37101, THE L.L. KNICKERBOCKER CO., INC.


Dear Ms. Walker:

          In accordance with your request, the above captioned Registrant hereby amends the above captioned Registration Statement on such date or dates as may be necessary to delay the effective date until Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until such Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section, shall determine.

                                          Very truly yours,

                                          /s/ WILLIAM R. BLACK
                                          William R. Black
                                          Attorney for the
                                          L.L. Knickerbocker Co., Inc.


WRB: